UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-32876

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Wyndham Worldwide Corporation
Employee Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Assets Available for Benefits for the years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	10

Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions for the Year Ended December 31, 2008	11

SIGNATURE	12

EXHIBIT:

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	13
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of Wyndham Worldwide Corporation Employee Savings Plan:
We have audited the accompanying statements of assets available for benefits of Wyndham Worldwide Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets (Held at End of Year) as of December 31, 2008, and (2) Delinquent Participant Contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 22, 2009

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$245,065	$101,391
Mutual funds	146,337,165	203,355,927
Common/collective trusts	83,434,816	95,944,307
Common stock	6,600,044	6,541,775
Participant loans	14,425,436	13,605,741

Total investments	251,042,526	319,549,141

RECEIVABLES:
Employer contribution receivable	1,479,047	790,605
Employee contribution receivable	2,106,516	1,429,456
Accrued investment income	37,851	25,103

Total receivables	3,623,414	2,245,164

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	254,665,940	321,794,305

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,192,813	340,268

ASSETS AVAILABLE FOR BENEFITS	$262,858,753	$322,134,573

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Contributions:
Employee contributions	$36,824,762	$39,515,429
Employer contributions	24,341,027	22,918,047

Total contributions	61,165,789	62,433,476

Net investment income:
Net appreciation/(depreciation) in fair value of investments	(93,539,497)	1,756,064
Dividends	10,011,191	16,497,779
Interest	1,062,101	1,002,984

Net investment income/(loss)	(82,466,205)	19,256,827

DEDUCTIONS:
Benefits paid to participants	37,975,404	31,958,286

INCREASE/(DECREASE) IN ASSETS	(59,275,820)	49,732,017

NET TRANSFERS INTO THE PLAN	—	1,685,131

ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	322,134,573	270,717,425

END OF YEAR	$262,858,753	$322,134,573

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company” or “Wyndham”) separation from Cendant Corporation (“Cendant”).

Merrill Lynch Trust Company, FSB (the “Trustee” or “Merrill Lynch”) is the Plan’s trustee. Wyndham Worldwide Corporation Employee Benefits Committee (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

During June 2007, assets of approximately $1.7 million associated with the Pahio Vacation Ownership, Inc. 401(k) Profit Sharing Plan and the Pahio Resorts, Inc. 401(k) Profit Sharing Plan (“Pahio plans”) were merged into the Plan.

The following is a summary of certain Plan provisions:

Eligibility—Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee (as defined in the Plan document) of the Company hired on or after July 1, 2007 is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment or the attainment of age eighteen.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee hired prior to July 1, 2007 was eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen and receive employer matching contributions following one year of employment.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts and Wyndham Worldwide common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. All employer contributions are 100% vested.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—As all employer matched amounts are 100% vested, the Plan does not have any forfeitures. Prior to being merged into the Plan, the Pahio plans recorded forfeitures of $18,243. Such forfeiture amount was merged into the Plan during June 2007 and was used in 2008 to reduce employer contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Cash and Cash Equivalents —The Plan considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Administrative Expenses—Administrative expenses are paid by the Company, pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $238,991 and $195,322 at December 31, 2008 and 2007, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at outstanding loan balances, which approximate fair value. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. A portion of the Plan’s investments in common/collective trusts consists of Merrill Lynch Retirement Preservation Trust, which invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $50.7 million and $37.5 million at December 31, 2008 and 2007, respectively, and the contract value of such fund was $58.9 million and $37.8 million as of December 31, 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at

December 31, 2008 and 2007, realized gains and losses on investments sold during the year ended December 31, 2008 and 2007 and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts—In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis. The fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the Merrill Lynch Retirement Preservation Trust divided by the contract value of net assets held in the Merrill Lynch Retirement Preservation Trust.

Fair Value Measurements—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 explains the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Plan prospectively adopted SFAS No. 157 on January 1, 2008, as required, for financial assets and financial liabilities (see Note 5 — Fair Value). The Plan’s adoption of this standard did not have a material impact on its financial statements.

New Accounting Pronouncement

Determining Fair Value Under Market Activity Decline—In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. The FSP is effective for interim periods ending after June 15, 2009. The Plan does not expect the adoption of this standard to have a material impact on its financial statements.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 16, 2008, that the Plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

4.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31:

	2008
	Number
	of Shares	Value
American Funds Growth Fund of America	1,196,896	$24,464,556
Davis New York Venture Fund	765,990	18,268,870
ING International Value Fund	1,462,577	13,821,356
Pimco Total Return Fund	3,679,056	37,305,629
Harding Loevner Emerging Markets Trust	2,926,480	16,827,262
Merrill Lynch Retirement Preservation Trust*	50,748,288	50,748,288
Participant loans	—	14,425,436

	2007
	Number
	of Shares	Value
American Funds Growth Fund of America	1,044,420	$35,510,246
Davis New York Venture Fund	678,334	27,438,619
Harbor Small Cap Value Fund	853,776	16,990,148
ING International Value Fund	1,235,060	22,947,417
Merrill Lynch Retirement Preservation Trust*	37,467,289	37,467,289
Oppenheimer OFITC Emerging Markets Equity Fund II	941,789	30,655,226
Pimco Total Return Fund	2,970,356	31,753,101

*	The contract value was $58.9 million and $37.8 million at December 31, 2008 and 2007, respectively.
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated/(depreciated) in value as follows:

	2008	2007
Mutual funds	$(69,495,979)	$(4,448,382)
Common/collective trusts	(17,700,265)	8,813,662
Common stock	(6,343,253)	(2,609,216)

Net appreciation/(depreciation) in fair value of investments	$(93,539,497)	$1,756,064

5.	FAIR VALUE

Effective January 1, 2008, the Plan adopted SFAS No. 157, which requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:
Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

		Fair Value Measure on a
		Recurring Basis
			Significant
		Quoted Prices in	Other
		Active Markets for	Observable
	As of	Identical Assets	Inputs
	December 31, 2008	(Level 1)	(Level 2)
Common stock (a)	$6,600,044	$6,600,044	$—
Mutual funds (b)	146,337,165	146,337,165	—
Common collective trusts (c)	83,434,816	—	83,434,816
Participant loans (d)	14,425,436	—	14,425,436

Total	$250,797,461	$152,937,209	$97,860,252

(a)	Represents investments in common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc.

(b)	Represents investments in various mutual funds (See Form 5500 Schedule H for details).

(c)	Represents investments in Merrill Lynch Equity Index Trust XII, Oppenheimer OFITC International Growth Fund II, Merrill Lynch Retirement Preservation Trust and Harding Loevner Emerging Markets Trust.

(d)	Represents various loans made to participants of the Plan.
6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

At December 31, 2008, the Plan held approximately 1,005,000 and 24,000 shares of common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc., respectively, with a cost basis of approximately $10.4 million and $0.3 million, respectively, and a fair value of approximately $6.6 million and less than $0.1 million, respectively. At December 31, 2007, the Plan held approximately 261,000 and 30,000 shares of common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc., respectively, with a cost basis of approximately $8.4 million and $0.6 million, respectively, and a fair value of approximately $6.2 million and $0.4 million, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of approximately $1.9 million and $1.7 million, respectively, from its investments in the Merrill Lynch Retirement Preservation Trust.

7.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the plan year ended December 31, 2008, the Company inadvertently failed to make deposits of $6,345 of participant contributions within the timeframe required by the United States Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company remitted $4,129 related to March 31, 2008 participant contributions on July 25, 2008 and $2,216 related to June 30, 2008, September 30, 2008 and December 31, 2008 participant contributions on May 29, 2009. The Company intends to file a Form 5330 with the IRS and pay the required excise tax on the transactions by July 31, 2009. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007
Assets available for benefits per the financial statements	$262,858,753	$322,134,573
Less: Amounts allocated to withdrawing participants	(238,991)	(195,322)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,192,813)	(340,268)

Assets available for benefits per Form 5500	$254,426,949	$321,598,983

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
Benefits paid to participants per the financial statements	$37,975,404
Add: Amounts allocated to withdrawing participants at December 31, 2008	238,991
Less: Amounts allocated to withdrawing participants at December 31, 2007	(195,322)

Benefits paid to participants per Form 5500	$38,019,073

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

The following is a reconciliation of the increase in assets per the financial statements to Form 5500 for the year ended December 31, 2008:

2008
Decrease in assets per the financial statements	$(59,275,820)
Less: 2008 amounts allocated to withdrawing participant	(238,991)
2008 adjustments from contract value to fair value for fully benefit-responsive investment contracts	(8,192,813)
Add: 2007 amounts allocated to withdrawing participant	195,322
2007 adjustments from contract value to fair value for fully benefit-responsive investment contracts	340,268

Net loss per Form 5500	$(67,172,034)

*****

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value****
	Alger Small Cap Growth Fund	Mutual fund		$3,094,348
	Allianz CCM Capital Appreciation Fund	Mutual fund		2,334,625
	American Funds Growth Fund of America	Mutual fund		24,464,556
	Davis New York Venture Fund	Mutual fund		18,268,870
	DWS RREEF Real Estate Securities Fund	Mutual fund		5,634,572
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		146,756
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		92,497
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		184,135
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		170,683
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		89,257
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		270,366
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		89,758
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		58,096
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		66,592
	Harbor Mid Cap Growth Fund	Mutual fund		6,696,207
	Harbor Small Cap Value Fund	Mutual fund		11,421,320
	ING International Value Fund	Mutual fund		13,821,356
	Lord Abbett Bond Debenture Fund	Mutual fund		2,457,998
	MFS Mid Cap Growth Fund	Mutual fund		4,101,745
	The Oakmark Equity & Income Fund	Mutual fund		8,004,628
	Pimco Total Return Fund	Mutual fund		37,305,629
	Pioneer Mid Cap Value Fund	Mutual fund		7,563,171
	Harding Loevner Emerging Markets Trust	Common/collective trust		16,827,262
*	Merrill Lynch Equity Index Trust XII	Common/collective trust		9,185,156
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		50,748,288
	Oppenheimer OFITC International Growth Fund II	Common/collective trust		6,674,110
*	Wyndham Worldwide Corporation	Common stock		6,582,910
*	Avis Budget Group, Inc.	Common stock		17,134
*	Various participants	Loans to participants***		14,425,436
	Cash and cash equivalents			245,065

	Total			$251,042,526

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

***	Maturity dates range from 1/1/09 to 2/10/26. Interest rates range from 5.00% to 11.50%.

****	Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions
For The Year Ended December 31, 2008

Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?
Yes ☑   No  ☐

Identity of Party	Relationship of Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

Wyndham Worldwide Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.

		The March 31, 2008 participant contributions were deposited on July 25, 2008.	$4,129

		The June 30, 2008, September 30, 2008 and December 31, 2008 participant contributions were deposited on May 29, 2009.	$2,216

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan
By:	/s/ Mary Falvey
Mary Falvey
Executive Vice President, Chief Human Resources Officer Wyndham Worldwide Corporation

Date: June 22, 2009